CORRECTED VERSION

              RYAN'S FAMILY STEAK HOUSES, INC.
              REPORTS OCTOBER SALES INFORMATION

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Ryan's   Family  Steak  Houses,  Inc.  (NASDAQ:RYAN)   today
announced that same-store sales for the 5-week period  ended
November  3,  1999 ("October") increased by  0.9%.   Details
follow:

                                      October 1999
                                      (Unaudited)

  Total sales                       $62,500,000
  Increase from prior year                  +5%

  Average unit sales:
  Same-store (open at least 18 mos.)      +0.9%
  All-store (all Ryan's units)            +1.8%

Management was pleased with October's sales performance given the prior year's strong sales comparison and noted that October's average unit sales represented an all-time
October record.

At  November  3,  1999, the Company owned and  operated  287
Ryan's.

The Company's next accounting period consists of 4 weeks, ending on December 1, 1999.